UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GCA ADVISORS, LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 25TH FLOOR
(No. and Street)

SAN FRANCISCO   **CA**   **94111**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AARON COHEN   415-318-3684
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST WINTTER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

675 YGNACIO VALLEY RD, STE. A200   **WALNUT CREEK**   **CA**   **94596**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GCA ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

GCA ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

Page

OATH OR AFFIRMATION

I, AARON COHEN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA ADVISORS, LLC , as of DECEMBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _SAN FRANCISCO_ }

On __02|22|2018__ before me, _MATTHEW GREEN, NOTARY PUBLIC_,
      Date   *Here Insert Name and Title of the Officer*

personally appeared _AARON BENJAMIN COHEN_

                                     Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

> MATTHEW GREEN
> Notary Public – California
> San Francisco County
> Commission # 2197213
> My Comm. Expires May 14, 2021

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
            Signature of Notary Public

———— OPTIONAL ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _ANNUAL AUDITED REPORT_

Document Date: _12/31/2017_   Number of Pages: _12_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer – Title(s): _____	☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☒ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other: _____	☐ Other: _____
Signer is Representing: _____	Signer is Representing: _____



ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Executive Committee
GCA Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GCA Advisors, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

E Wintter + Associates LLP

We have served as GCA Advisors, LLC's auditor since 2017.
Walnut Creek, California
February 21, 2018

1

GCA ADVISORS, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	17,437,669
Accounts receivable, net of allowance of $400,539		339,081
Due from affiliates		4,979,541
Deferred tax asset		332,503
Prepaid expenses & other assets		276,829
Total assets		23,365,623

Liabilities and Member's Equity

Accounts payable		517,390
Accrued compensation		9,996,057
Due to affiliate		825,208
Deferred revenue		560,119
Other accrued liabilities		450,038
Total liabilities		12,348,812
Member's equity		11,016,811
Total liabilities and member's equity	$	23,365,623

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Corporation (GCA Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).   The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. In August 2016 the Company changed its business name to GCA Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of securities received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Monthly Retainer Fees are recognized monthly as services are provided. Transactional Fees are recognized as revenue when the related transaction is completed and fees are earned. Fund placement fees are recognized as earned upon the acceptance by a fund of capital or capital commitments.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2017, $17,247,885 of cash held at First Republic Bank was in excess of the FDIC limit of $250,000.

The Company utilizes the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted

prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant. Allowances for doubtful accounts are based on specifically identifying accounts that are past due that are deemed by management not likely to be collectible.

(f) *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which GCA Savvian, Inc. is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded as of December 31, 2017.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2017, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2017 is as follows:

	Current	Deferred	Total
Federal	$ (150,659)	$ 502,742	$ 352,083
State	294,499	40,350	334,849
	$ 143,840	$ 543,092	$ 686,932

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses, and the revaluation of the deferred tax assets at the new federal tax rates of 21% under the Tax Cuts and Jobs Act.

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2017 are the California income taxes, accrued compensation, accrued vacation, capital loss, and exchange rate translation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, except as it relates to net realized capital losses. As of December 31, 2017, management has recorded a valuation allowance of $80,002 on existing deferred tax assets related to net realized capital losses.

On December 22, 2017, President Trump signed U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the "Act"), which became effective for tax years January 1, 2018. The Act significantly changes the fundamentals of U.S. corporate income taxation by, among many other things, reducing the U.S. federal corporate income tax rate to 21%. We have performed a review of the Act, and based on information available at December 31, 2017, recorded certain provisional amounts related to the revaluation of our deferred taxes and the realization of certain carryforwards. Had the deferred tax calculation been calculated using the 35% tax rate, the deferred tax asset would have been approximately $235,000 larger. Due to insufficient guidance on certain aspects of the Act, we cannot be certain that all deferred tax assets and liabilities have been established for the future effects of the legislation.

GCA Savvian, Inc. files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. GCA Savvian Inc. is subject to U.S. federal and state income tax examinations by tax authorities for tax years from 2013.

The Company does not have any unrecognized tax benefits, or interest and penalties accrued on unrecognized tax benefits at December 31, 2017. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Intercompany Services Agreement.

The Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

The Company also has agreements with two sister companies, GCA Savvian Europe Limited, and GCA Altium, to reimburse certain expenses and fees paid on the other's behalf.

The Company records a provision for income tax. The amount represents the Company's income tax expense, if the Company incurred income tax expense on a standalone basis. The Company made cash distributions to GCA Savvian, Inc. to fund the payment of income taxes owed by GCA Savvian, Inc., which were less than the amount calculated by the Company on a standalone basis.

During 2016, the Company had net distributions to its parent company, GCA Savvian, Inc., of $7,336,960. This amount is made up of cash distributions of $7,480,000 and an offsetting amount of $143,040 related to the current income tax expense that the Company would incur on a standalone basis, which is treated as a capital contribution.

As of December 31, 2016, the Company had receivables from GCA Corp. of $4,651,640, from GCA Europe Limited of $187,923, and from GCA Altium of $139,978. The Company had outstanding payables at December 31, 2017 of $778,142 to GCA Savvian, LLC and $47,066 to GCA Savvian, Inc.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, Inc. has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2026. The Company reimburses GCA Savvian, LLC under the Intercompany Services Agreement for use of office facilities and equipment and furniture.

(b) *Legal Matters*

The Company is not aware of any material pending or threatened litigation as of December 31, 2017.

(7) Subsequent Events

The Company has evaluated subsequent events through February 21, 2018, the date the accompanying financial statements were issued, and has determined there are no matters requiring disclosure.